Exhibit 99.2

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

U.S. DOLLARS IN THOUSANDS

UNAUDITED

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2019	2018
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,596	$5,861
Restricted cash	633	605
Short-term bank deposits	30,746	39,209
Other accounts receivable and prepaid expenses	802	903

Total current assets	37,777	46,578

NON-CURRENT ASSETS:
Long-term prepaid expenses	765	776
Severance pay fund	2,465	2,454
Operating lease right to use Asset	4,490	-
Property and equipment, net	2,768	3,372

Total non-current assets	10,488	6,602

Total assets	$48,265	$53,180

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2019	2018
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,150	$2,946
Current maturity of operating lease liability	1,184	-
Short-term deferred participation in R&D expenses	898	1,089
Other accounts payable and accrued expenses	3,789	5,954

Total current liabilities	7,021	9,989

NON- CURRENT LIABILITIES:
Long-term deferred participation in R&D expenses	2,929	3,003
Long term operating lease liability	3,549	-
Accrued severance pay	2,971	2,945

Total non-current liabilities	9,449	5,948

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 100,000,000 shares authorized at June 30, 2019 and December 31, 2018; 61,955,992 and 59,849,784 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	170	164
Additional paid-in capital	376,851	367,920
Accumulated deficit	(345,226)	(330,841)

Total shareholders' equity	31,795	37,243

Total liabilities and shareholders' equity	$48,265	$53,180

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2019	2018
	Unaudited

Revenues	$-	$10,000
Cost of revenues	-	350

Gross profit	-	9,650

Operating expenses:
Research and development expenses, net	11,205	15,095
Marketing and business development expenses	388	697
General and administrative expenses	3,928	4,077

Total operating expenses	15,521	19,869

Operating loss	(15,521)	(10,219)

Financial and other income, net	414	130

Loss before taxes on income	(15,107)	(10,089)
Taxes on income	722	-

Net loss	$(14,385)	$(10,089)

Basic and diluted net loss per share	$(0.24)	$(0.19)

Other comprehensive loss:

Unrealized gain arising during the period from foreign currency derivative contracts	$-	$-

Realized gain arising during the period from foreign currency derivative contracts	$-	$(17)

Total comprehensive loss	$(14,385)	$(10,106)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	60,747,948	52,149,380

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares			Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount		capital	Income	deficit	equity

Balance as of January 1, 2018	51,293,070	$140		$337,382	$17	$(308,242)	$29,297

Options exercised	765,420	2		683	-	-	685
Issuance of ordinary shares and warrants, net of issuance cost	7,791,294	22		27,689	-	-	27,711
Stock-based compensation relating to options issued to non-employees	-	-		193	-	-	193
Stock-based compensation relating to options issued to employees and directors	-	-		1,973	-	-	1,973
Changes in other comprehensive income (loss) from foreign currency derivative contracts	-	-		-	(17)	-	(17)
Net loss	-	-		-	-	(22,599)	(22,599)

Balance as of December 31, 2018	59,849,784	164		367,920	-	(330,841)	37,243

Options exercised	123,412	*	)	396	-	-	396
Issuance of ordinary shares, net of issuance cost	1,982,796	6		7,247	-	-	7,253
Stock-based compensation relating to options issued to non-employees	-	-		150	-	-	150
Stock-based compensation relating to options issued to employees and directors	-	-		1,138	-	-	1,138
Net loss	-	-		-	-	(14,385)	(14,385)

Balance as of June 30, 2019 (unaudited)	61,955,992	$170		$376,851	$-	$(345,226)	$31,795

*)          Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2019	2018
	Unaudited
Cash flows from operating activities:
Net loss	$(14,385)	$(10,089)

Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,288	1,052
Depreciation	561	721
Increase (decrease) in severance pay, net	15	(14)
Loss (gain) from property and equipment disposal	(148)	52
Exchange rate differences on short-term and long-term operating lease liability	168	-
Decrease (increase) in interest receivables from short-term bank deposits	60	(27)
Decrease (increase) in other accounts receivable and prepaid expenses	231	(558)
Decrease (increase) in long-term prepaid expenses	11	(26)
Increase (decrease) in trade payables and other accounts payable and accrued expenses	(3,950)	1,040
Decrease in deferred participation in R&D expenses	(265)	-

Net cash used in operating activities	(16,414)	(7,849)

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	29,603	10,900
Investment in short-term bank deposits	(21,200)	(39,106)
Purchase of property and equipment	(29)	(128)
Proceeds from sales of property and equipment	284	2

Net cash provided by (used in) investing activities	8,658	(28,332)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares and warrants, net	7,123	20,055
Proceeds from exercise of options	396	545

Net cash provided by financing activities	7,519	20,600

Increase (decrease) in cash, cash equivalents and restricted cash	(237)	(15,581)
Cash, cash equivalents and restricted cash at the beginning of the period	6,466	26,520

Cash, cash equivalents and restricted cash at the end of the period	$6,229	$10,939

Supplemental disclosure of non-cash investing and financing activities:

Changes in receivables from foreign currency derivative contracts	$-	$(17)
Purchase of property and equipment	$64	$-
Proceeds from issuance of ordinary shares and warrants, net	$130	$296
Right-of-use assets obtained in exchange for new operating lease liability	$5,049	$-
Cash payments for operating leases	$784	$-

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-      GENERAL

a.
Compugen ("The Company") is a clinical-stage, therapeutic discovery and development company utilizing its proprietary computational discovery platforms to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company's therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and other early-stage immuno-oncology programs focused largely on myeloid targets. The Company’s business model is to enter into collaborations for its novel targets and related drug product candidates at various stages of research and development.

b.	The Company is headquartered in Holon, Israel. Its clinical development and business development activities operate from its United States subsidiary in South San Francisco, CA.

c.
The Company has incurred losses in the amount of $ 14,385 during the six months ended June 30, 2019, has an accumulated deficit of $ 345,226 as of June 30, 2019 and has accumulated negative cash flow from operating activities amounted to $ 16,414 for the six months ended June 30, 2019. On February 26, 2019, the Company announced a corporate restructuring to reduce costs by consolidating and streamlining R&D operations. The restructuring includes reducing its workforce by 35%, consolidating R&D activities in one location in Israel and outsourcing certain preclinical activities to third-party service providers. The Company believes that its existing capital resources together with the anticipated cost reductions will be adequate to satisfy its expected liquidity requirements beyond the third quarter of 2020.

d.
On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement ("Bayer Agreement") with Bayer Pharma AG ("Bayer") for the research, development, and commercialization of antibody-based therapeutics for antibody-based therapeutics against two novel Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $ 10,000, and, following the return of the CGEN 15022 program in 2017, is eligible to receive an aggregate of over $ 250,000 in potential milestone payments, not including aggregate milestone payments of approximately $ 23,000 received to date. Additionally, the Company is eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

Pursuant to the terms of Bayer Agreement, BAY 1905254 program (formerly CGEN-15001T) was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing licenses from Compugen.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-      GENERAL (Cont.)

e.
Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca (“AstraZeneca”) to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. Compugen received a $10,000 upfront payment and is eligible to receive up to $200,000 in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

f.
On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the “Master Clinical Agreement”) with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) to evaluate the safety and tolerability of Compugen’s COM701 in combination with Bristol-Myers Squibbs’ programmed death-1 (PD-1) immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. Pursuant to the Master Clinical Agreement, Compugen is responsible for and will continue sponsoring the ongoing two-part Phase 1 trial, which includes the evaluation of the combination of COM701 and Opdivo®. The collaboration is also designed to address potential future combinations, including trials sponsored by Bristol-Myers Squibb to investigate combined inhibition of checkpoint mechanisms, such as PVRIG and TIGIT. Bristol-Myers Squibb and Compugen will each supply the other company with its own compound for the other party’s study, and otherwise each party will be responsible for all costs associated with the study that it is conducting.

In conjunction with the signing of the Master Clinical  Agreement, Bristol-Myers Squibb made a $ 12,000 investment in Compugen, see Note 6a.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.
These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2018. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2018, are applied consistently in these interim consolidated financial statements, except for the Company's adoption of the accounting standard update 2016-02, "Lease" ("ASU 2016-02") using the modified retrospective approach.

b.
Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen USA, Inc. to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits and foreign currency derivative contracts.

Cash, cash equivalents, restricted cash and short-term bank deposits are invested in major banks in Israel and in the United States ("U.S."). Generally, these deposits may be redeemed upon demand and bear minimal risk.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.
Revenue recognition:

The Company generates revenues mainly from its Research and Development Collaboration and License Agreements. The revenues are derived mainly from upfront license payments, research and development services and contingent payments related to milestones achievements.

The Company has adopted the new revenue standard, Topic 606 – “Revenue from Contracts with Customers”, as of January 1, 2018, using a modified retrospective adoption transition to each prior reporting period presented. The adoption did not have an effect over the Consolidated Financial Statements on the adoption date and no adjustment to prior year consolidated financial statements was required.

The Company analyzes its collaboration arrangements to assess whether they are within the scope of ASC 606. In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of its agreements, the Company performs the following steps:

•	Identification of the contract, or contracts, with a customer
•
Identification of the performance obligations in the contract- At contract inception, the Company assesses the goods or services promised in a contract with a customer and identifies those distinct goods and services that represent a performance obligation. A promised good or service may not be identified as a performance obligation if it is immaterial in the context of the contract with the customer, if it is not separately identifiable from other promises in the contract (either because it is not capable of being separated or because it is not separable in the context of the contract), or if the performance obligation does not provide the customer with a material right.

•
Determination of the transaction price- The Company considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration will only be included in the transaction price when it is not considered constrained, which is when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

•
Allocation of the transaction price to the performance obligations in the contract- If it is determined that multiple performance obligations exist, the transaction price is allocated at the inception of the agreement to all identified performance obligations based on the relative standalone selling prices. The relative selling price for each deliverable is estimated using objective evidence if it is available. If objective evidence is not available, the Company uses its best estimate of the selling price for the deliverable.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•
Recognition of revenue when, or as, the Company satisfies a performance obligation- Revenue is recognized when, or as, the Company satisfies a performance obligation by transferring a promised good or service to a customer. An asset is transferred when, or as, the customer obtains control of that asset, which for a service is considered to be as the services are received and used.

After contract inception, the transaction price is reassessed at every period end and updated for changes such as resolution of uncertain events. Any change in the transaction price is allocated to the performance obligations on the same basis as at contract inception.

The Company entered into an exclusive license agreement with AstraZeneca. Under the terms of the agreement, Compugen provided AstraZeneca with an exclusive license to intellectual property ("IP) rights of the Company for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. Compugen received a $10,000 upfront nonrefundable payment and is eligible to receive up to $200,000 in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales.

Under ASC 606, the Company determined the license to the IP to be a functional IP that has significant standalone functionality. The Company is not required to continue to support, develop or maintain the intellectual property transferred and will not undertake any activities to change the standalone functionality of the IP. Therefore the license to the IP is a distinct performance obligation and as such revenue is recognized at the point in time that control of the license is transferred to the customer.

Future milestone payments are considered variable consideration and are subject to the variable consideration constraint (i.e. will be recognized once concluded that it is “probable” that a significant reversal of the cumulative revenues recognized under the contract will not occur in future periods when the uncertainty related to the variable consideration is resolved). Therefore, as the milestone payments are not probable, revenue was not recognized in respect to such milestone payments.

Sales- or usage-based royalties to be received in exchange for licenses of IP are recognized at the later of when (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all of the sales- or usage-based royalty has been allocated is satisfied (in whole or in part). As royalties are payable based on future Commercial Sales, as defined in the agreement, which did not occur as of the financial statements date, the Company did not recognize any revenues from royalties.

d.	Recently adopted accounting pronouncements:

1.
Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) "Leases." Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted ASC 842 on January 1, 2019, using the modified retrospective approach and consequently did not restate comparative periods. In addition, the Company elected the available practical expedients on adoption which does not require it to reassess the prior conclusions about lease identification, lease classification and initial direct costs.

The Company leases real estate, cars and storage areas, which are all classified as operating leases. In addition to rent payments, the leases may require the Company to pay for insurance, maintenance and other operating expenses.

The Company determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, the Company classifies the lease as a finance lease. Otherwise, The Company classifies the lease as an operating lease. As of June 30, 2019, all arrangements were classified as operating leases.

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Operating lease expenses are recognized on a straight-line basis over the lease term. Some of the lease agreements include rental payments adjusted periodically for inflation. The Company's financial income (expenses), net will be impacted by the revaluation of the lease liabilities in non-USD denominated currencies. The Company’s lease agreements do not contain any material residual value guarantees.

The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition, but recognizes lease expenses over the lease term on a straight-line basis.

Some of the real estate leases contain variable lease payments, including payments subject to annual changes in the Consumer Price Index (CPI). The changes to the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred.

The Company recorded upon adoption as of January 1, 2019, right-of-use leased assets and corresponding liabilities of $ 5,049.

See note 4 for additional disclosures.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
The Company also adopted ASU 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This ASU supersedes ASC 505-50, “Equity—Equity Based Payments to Non-Employees,” and expands the scope of ASC 718, “Compensation – Stock Compensation,” to include all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees. The adoption of this guidance has no material impact on the Company’s financial statements.

e.
Basic and diluted loss per share:

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential in accordance with ASC 260, "Earnings per Share."

All outstanding share options and warrants for the six months ended June 30, 2019 and 2018 have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. As of June 30, 2019 and 2018 the total weighted average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 12,822,249 and 8,750,886, respectively.

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ended December 31, 2019.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	LEASES

The Company and Compugen USA, Inc. lease their respective facilities and motor vehicles under various operating lease agreements that expire on various dates.

The Company subleases small part of its leased premises. Sublease income in the six months ended June 30, 2019, amounted to $ 10.

The Company’s operating lease agreements have remaining lease terms ranging from 1 month to 7 years, including agreements with options to extend the leases for up to 5 years.

The following table represents the weighted-average remaining lease term and discount rate:

Six months ended
June 30, 2019

Weighted average remaining lease term	5.3 years
Weighted average discount rate	9.4%

Lease terms will include options to extend or terminate the lease when it is reasonably certain that the Company will exercise or not exercise the option to renew or terminate the lease. Maturities of operating lease liabilities were as follows:

June 30, 2019

2019 (excluding the six months ended June 30, 2019)	$788
2020	1,528
2021	936
2022	642
2023	638
2024 and after	1,410
Total operating lease payments	$5,942
Less: imputed interest	1,209
Present value of lease liabilities	$4,733

Operating lease expenses for the Company and Compugen USA, Inc. were approximately $ 764 and $ 757 for the six-month periods ended June 30, 2019 and 2018, respectively.

The above annual minimum future rental commitments include a first option to extend the lease of the Company facility for additional five-year period and exclude a second option to extend the lease of the Company facility for additional five-year period following expiration of the current lease period.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	COMMITMENTS AND CONTINGENCIES

a.	The Company provided bank guarantees in the amount of $ 653 in favor of its offices' lessor in Israel and credit card security for its U.S. subsidiary.

b.
Under the office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist, ("IIA"), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from the results of the funded research program(s).

If income is generated from a funded research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue arising from such research program(s), up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum amount to be repaid is 100% plus interest at LIBOR).

For the six-month periods ended June 30, 2019 and 2018, the Company had aggregate paid and accrued royalties to the IIA, recorded as cost of revenues in the consolidated statement of comprehensive loss, in the amounts of $ 0 and $ 350, respectively.

As of June 30, 2019, the Company's aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $ 9,228.

c.
On June 25, 2012, the Company entered into an Antibodies Discovery Collaboration Agreement (the "Antibodies Discovery Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company will be entitled to certain royalties that could be eliminated upon payment of certain one-time fees (all milestone and royalties payments referred together as "Contingent Fees"). As of June 30, 2019, the Company incurred aggregate Contingent Fees in the amounts of $ 500.

d.
On May 9, 2012, the Company entered into agreement (the "May 2012 Agreement") with a U.S. Business Development Strategic Advisor ("Advisor") for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program Candidates. Under the agreement the Advisor shall be entitled to 4% of the cash considerations that may be received under such transactions. In 2014, the May 2012 Agreement was terminated except for certain payments arising from the Bayer Agreement which survive termination until August 5, 2025.

For the six months ended June 30, 2019 and 2018, the Company had no paid and accrued expenses related to this agreement.

e.
Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (CLA) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee.  In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS' EQUITY

a.
Issuance of Shares:

On May 25, 2018, the Company entered into a sales agreement with Cantor Fitzgerald & Co. (“Cantor”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Cantor, ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), under an At-the-Market ("ATM") program, having an aggregate offering price of up to $25,000 (the “ATM Shares”). Any ATM Shares offered and sold will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-213007) and the related prospectus previously declared effective by the Securities and Exchange Commission (the “SEC”) on October 11, 2016 (the “Registration Statement”), as supplemented by a prospectus supplement, dated May 25, 2018.  As of June 30, 2019, 2,033,390 shares were issued and sold under the ATM, with proceeds of approximately $ 7,409 (net of $ 301 issuance expenses).

On June 14, 2018, the Company entered into agreements in connection with a registered direct offering (the “Offering”) of an aggregate of 5,316,457 Ordinary Shares (the “RD Shares”) of the Company together with accompanying warrants to purchase an aggregate of up to 4,253,165 Ordinary Shares (the “Warrants”) at a combined offering price of $ 3.95 per RD Share and accompanying Warrant. The Warrants are exercisable at a price of $ 4.74 per Ordinary Share and expire five years from the date of issuance. The Offering was made pursuant to the Company’s Registration Statement. The RD Shares were issued and the Warrants were granted on June 19, 2018 following the closing of the Offering. Proceeds from the Offering were $ 19,767 (net of $ 1,233 issuance expenses).

On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement with Bristol-Myers Squibb to evaluate the safety and tolerability of the Company’s COM701 in combination with Bristol-Myers Squibb’s programmed death-1 (PD-1) immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In conjunction with the Master Clinical Agreement, Bristol-Myers Squibb made a $ 12,000 equity investment in the Company. Under the terms of the securities purchase agreement, Bristol-Myers Squibb purchased 2,424,243 ordinary shares of the Company at a purchase price of $ 4.95 per share. The share price represents a 33% premium over the average closing price of Compugen’s ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement. The investment closed on October 12, 2018.

The premium over the fair market value in the amount of $ 4,121 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses which will be amortized over the period of the clinical trial based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements” and $ 7,788 (net of $ 91 issuance expenses) were considered equity investment.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

b.
Stock based compensation:

During the six-month period ended June 30, 2019, the Company's Board of Directors granted 440,500 options to purchase ordinary shares of the Company to employees, directors and non-employees. The exercise prices for such options range from $ 2.52 to $ 3.80 per share, with vesting to occur in up to 4 years.

The following table presents the assumptions used to estimate the fair value of the options granted in the periods presented:

	Six months ended June 30,
	2019	2018
	Unaudited

Volatility	54%-55%	53%-55%
Risk-free interest rate	2.2%-2.5%	2.6%-2.8%
Dividend yield	0%	0%
Expected life (years)	4.9-5.1	4.9-5

Weighted average fair value of options granted during the six-month periods ended June 30, 2019 and 2018 were $ 1.82 and $ 1.75, respectively.

During the six-month periods ended June 30, 2019 and 2018, the Company recorded share based compensation in a total amount of $ 1,288 and $ 1,052, respectively.

As of June 30, 2019, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 4,198 which is expected to be recognized over a weighted average period of approximately 2.52 years.

NOTE 7:-	TAXES ON INCOME

In May 2019 the Company received a refund of withholding taxes on the Bayer milestones from the German tax authorities in the amount of EUR 645. The refund is presented as income tax benefit in the consolidated statements of comprehensive loss.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-      FINANCIAL AND OTHER INCOME, NET

	Six months ended June 30,
	2019	2018
	Unaudited

Interest income	$468	$164
Exchange rate differences and other	(54)	(34)

Financial and other income, net	$414	$130

NOTE 9:-      RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	June 30, 2019	December 31, 2018
	Unaudited

Trade payables (a)	$66	$133

Related parties' expenses:

	Six months ended June 30,
	2019	2018
	Unaudited

Amounts charged to:

Research and development expenses (a)	$99	$167

(a)
For the six-month periods ended June 30, 2019 and 2018, the Company incurred expenses for research and development services provided by related parties for cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies.

NOTE 10:-  SUBSEQUENT EVENTS

Since June 30, 2019, the Company sold 5,211,878 ordinary shares under its ATM program for aggregate proceeds of approximately $15,500, net of issuance expenses.